Filed by Templeton Global Governments
                                       Income Trust
                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant
                                       to Rule 14a-12 under the Securities
                                       Exchange Act of 1934

                                       Subject Company: Templeton Global
                                       Governments Income Trust
                                       Commission File No. 811-05677




                  TEMPLETON GLOBAL GOVERNMENTS INCOME TRUST AND
              TEMPLETON GLOBAL INCOME FUND, INC. ANNOUNCE PROPOSED
                                 REORGANIZATION

                  JANUARY 4, 2002 -- PRESS RELEASE Q's AND A's



Q:  WHAT ACTIONS DID THE BOARDS OF DIRECTORS/TRUSTEES TAKE ON JANUARY 4, 2002?

A: The Board of Directors of Global Income Fund and the Board of Trustees of Global Governments Income Trust have approved a proposal providing for the reorganization of Global Governments Income Trust into Global Income Fund. The proposal will be submitted to shareholders of Global Governments Income Trust for their approval. In the transaction, Global Income Fund would acquire substantially all of the assets of Global Governments Income Trust in exchange for shares of Global Income Fund, which would then be distributed to Global Government Income Trust's shareholders. After completion of the reorganization, Global Governments Income Trust shareholders would become shareholders of Global Income Fund, and Global Governments Income Trust would cease to exist. The transaction is expected to be tax-free.


     In connection with the reorganization, Global Governments Income Trust has discontinued its open-market share repurchase program, effective immediately.

Q:  WHEN WILL SHAREHOLDERS BE ASKED TO VOTE ON THE REORGANIZATION?

A: It is expected that Global Government Income Trust's shareholders will be asked to approve the proposed reorganization at a Special Meeting of Shareholders intended to be held as soon as practicable. The Special Meeting is expected to take place by the summer of 2002, subject to obtaining necessary regulatory and other approvals.

     Shareholders of Global Income Fund will not be asked to approve the proposed reorganization.

     Any solicitation of proxies in connection with the proposed reorganization will be made only pursuant to separate prospectus/proxy materials filed under federal securities laws.

Q: WHAT ARE GLOBAL GOVERNMENTS INCOME TRUST'S INVESTMENT GOAL AND PRINCIPAL STRATEGIES?

A: Global Governments Income Trust is designed for investors seeking a high level of current income consistent with preservation of capital. Under normal market conditions, the Trust invests primarily in a portfolio of debt securities issued or guaranteed by governments, government agencies, supranational entities, political subdivisions and other government entities of various nations throughout the world, including emerging markets.

Q:  WHAT ARE GLOBAL INCOME FUND'S INVESTMENT GOAL AND PRINCIPAL STRATEGIES?

A: Global Income Fund is designed for investors seeking high current income, with a secondary objective of capital appreciation, but only when consistent with its principal objective. Under normal market conditions, the Fund invests primarily in a portfolio of debt securities of U.S. and foreign issuers, including emerging markets.

Q:  HOW DO THE FUNDS COMPARE IN SIZE?

A: As of January 4, 2002, Global Governments Income Trust had total assets of approximately $143 million and Global Income Fund had total assets of approximately $776 million.

Q: AS A SHAREHOLDER OF GLOBAL GOVERNMENTS INCOME TRUST, AM I BEING ASKED TO TAKE ANY ACTION AT THIS TIME?

A: No. Shareholders of Global Governments Income Trust are not being asked to take any action at the present time, but are being advised that the Board of Trustees of the Trust has approved a proposed reorganization that will be submitted to shareholders for consideration in the future. Shareholders of Global Governments Income Trust are also being advised that the Trust's open-market share repurchase program has been discontinued.

                                    * * * * *


In connection with the proposed reorganization transaction, Global Governments Income Trust and Global Income Fund intend to file relevant materials with the U.S. Securities and Exchange Commission ("SEC"), including a proxy statement by Global Governments Income Trust, and a registration statement on Form N-14 by Global Income Fund that contains a prospectus. Because those documents contain important information, shareholders of Global Governments Income Trust and Global Income Fund are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov. Shareholders can also obtain copies of these documents and other transaction-related documents, when available, for free by calling Global Governments Income Trust at 1-800-342-5236 or by calling Global Income Fund at 1-800-342-5236.

Global Governments Income Trust, its directors and executive officers and certain other persons, may be deemed to be participants in Global Governments Income Trust's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for Global Governments Income Trust's 2001 annual meeting of shareholders. Participants in Global Governments Income Trust's solicitation may also be deemed to include the following executive officers or other persons whose interests in Global Governments Income Trust may not be described in the proxy statement for Global Governments Income Trust's 2001 annual meeting:
Gregory E. McGowan (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E.
Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 1% of Global Governments Income Trust's shares of beneficial interest. Except as disclosed above, to the knowledge of Global Governments Income Trust, none of its respective directors or executive officers has any interest, direct or indirect, by security holdings or otherwise, in Global Governments Income Trust.

Shareholders may obtain additional information regarding the interests of the participants by reading the proxy statement of Global Governments Income Trust.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.